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                                                                     EXHIBIT 4.9


                          FIRST SUPPLEMENTAL INDENTURE

         FIRST SUPPLEMENTAL INDENTURE dated as of August 9, 1999 (this "Supplemental Indenture"), between Nuevo Energy Company, a Delaware corporation (the "Company"), and State Street Bank and Trust Company, a Massachusetts trust company, as trustee (the "Trustee").

         WHEREAS, there has heretofore been executed and delivered to the Trustee an Indenture dated as of June 8, 1998 between the Company and the Trustee (as the same has been amended or supplemented from time to time by one or more indentures supplemental thereto entered into pursuant to the applicable provisions thereof, the "Indenture"), providing for the issuance of the Company's 8 7/8% Senior Subordinated Notes due 2008 (the "Securities");

         WHEREAS, there are now outstanding under the Indenture Securities in the aggregate principal amount of $100 million;

         WHEREAS, the Company has offered to exchange new notes for all of the Securities (the "Exchange Offer") and has solicited the consents (the "Solicitations") to certain amendments (the "Amendments") to the Indenture pursuant to the Company's Confidential Memorandum dated July 13, 1999, as supplemented by press releases dated July 26, 1999 and August 5, 1999, respectively, and by Supplement to Confidential Memorandum dated August 9, 1999;

         WHEREAS, Section 9.2 of the Indenture provides that the Company and the Trustee may amend the Indenture with the written consent of the Holders of at least a majority in principal amount of the Securities then outstanding;

         WHEREAS, the Company desires to amend certain provisions of the Indenture, as set forth in Article II hereof;

         WHEREAS, the holders of at least a majority in aggregate principal amount of the Securities outstanding have consented to the amendments effected by this Supplemental Indenture; and

         WHEREAS, all matters necessary to make this Supplemental Indenture a valid agreement, in accordance with its terms, have been done.

         NOW THEREFORE, this Supplemental Indenture witnesseth that, for and in consideration of the premises, the Company and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Securities:

                                    ARTICLE I
                        EFFECTIVENESS AND OPERATIVE DATE

         SECTION 1.1. Effectiveness; Operative Date. This Supplemental Indenture shall become effective as of the date hereof. The terms of this Supplemental Indenture will become operative only upon acceptance for exchange by the Company of Securities validly tendered (and not withdrawn) pursuant to the terms of the Exchange Offer. The date that this Supplemental Indenture becomes operative shall be denominated herein as the "Operative Date."

                                   ARTICLE II
                             AMENDMENTS TO INDENTURE

         SECTION 2.1. Amendments to Indenture.

         (a) The Indenture is hereby amended by deleting therefrom the following provisions in their entirety and any references to those provisions: Sections 5.1(e), 5.1(g), 8.1(b), 8.1(c), 8.1(d), 8.1(f),


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8.1(g), 10.5, 10.6, 10.7, 10.9, 10.10, 10.11, 10.12, 10,14, 10.15, 10.16, 10.17,
10.18, and 10.19 including without limitation all references, direct or indirect, thereto in Section 5.1, "Events of Default."

         (b) Section 10.8(a) of the Indenture is hereby amended in its entirety to read as follows:

                "(a) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an Officers' Certificate stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of such Officer's knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and no Default or Event of Default has occurred and is continuing (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which such Officer may have knowledge and what action the Company is taking or proposes to take with respect thereto). Such Officers' Certificate shall comply with TIA Section 314(a)(4). For purposes of this Section 10.8(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture."

         (c) Any definitions used exclusively in the deleted provisions of the Indenture set forth in paragraph (a) of this Section 2.1 are hereby deleted in their entirety from the Indenture.

                                   ARTICLE III
                                  MISCELLANEOUS

         SECTION 3.1 Instruments To Be Read Together. This Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and said Indenture and this Supplemental Indenture shall henceforth be read together:

         SECTION 3.2 Confirmation. The Indenture as amended and supplemented by this Supplemental Indenture is in all respects confirmed and preserved.

         SECTION 3.3 Terms Defined. Capitalized terms used in this Supplemental Indenture and otherwise defined herein shall have the respective meanings set forth in the Indenture.

         SECTION 3.4 Headings. The headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, and are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

         SECTION 3.5 Governing Laws. The laws of the State of New York shall govern this Supplemental Indenture.

         SECTION 3.6 Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

         SECTION 3.7 Compliance with the Trust Indenture Act. This Supplemental Indenture shall be interpreted to comply in every respect with the Trust Indenture Act of 1939, as amended (the "TIA"). If any provision of this Supplemental Indenture limits, qualifies or conflicts with the duties imposed by the TIA, the imposed duties shall control.


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         SECTION 3.8 Acceptance by Trustee. The Trustee accepts the amendments to the Indenture effected by this Supplemental Indenture and agrees to execute the trusts created by the Indenture as hereby amended, but upon the terms and conditions set forth in the Indenture.

         SECTION 3.9 Responsibility of Trustee. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture, except that the Trustee is duly authorized to execute and deliver this Supplemental Indenture.

         IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the date first written above.

                             NUEVO ENERGY COMPANY

                             By: /s/ ROBERT M. KING
                                  ----------------------------------------------
                                 Name:   Robert M. King
                                 Title:  Senior Vice President and Chief
                                         Financial Officer


                             STATE STREET BANK AND TRUST COMPANY

                             By: /s/ JULIE A. BALEMA
                                 -----------------------------------------------
                                 Name:   Julie A. Balema
                                 Title:  Assistant Vice President



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